KH 9/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
AUG 19 2011
WASH, D.C.
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOBEL Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 E. Washington Street
(No. and Street)

Carson City	NV	89701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belmont Reid 775-882-7455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

11021666

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/9

OATH OR AFFIRMATION

I, Belmont Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOBEL Financial, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]

Signature

President

Title

[signature]

Notary Public

ROBYN E. THORNE
NOTARY PUBLIC
STATE OF NEVADA
No.10-3324-5 My Appt. Exp. Oct. 22, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOBEL Financial, Inc.
Audit Report
June 30, 2011

JOBEL Financial, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended June 30, 2011
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

June 30, 2011

JOBEL FINANCIAL, INC.
June 30, 2011

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath of Affirmation ii

Independent Accountants' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 4

Statement of Retained Earning.. 5

Statement of Cash Flows 6

Statement of Changes in Stockholders' Equity 7

Independent Accountants' Report on Supplementary Information 8

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission **13**

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 15

Independent Accountants' Supplementary Report on Internal Control 16

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

August 16, 2011

Board of Directors
JOBEL Financial, Inc.
711 E. Washington
Carson City , NV 89072

I have audited the accompanying balance sheet of JOBEL Financial, Inc. , as of June 30, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of JOBEL Financial, Inc. as of June 30, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr. C.P.A.

Edward Richardson Jr., CPA

JOBEL Financial, Inc.
BALANCE SHEET
As of June 30, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	5,523.84
Investments		107,633.62
Accounts Receivable		7,052.22
Total Current Assets		120,209.68
PROPERTY AND EQUIPMENT		
TOTAL ASSETS	$	120,209.68

The footnotes are an integral part of the financial statements.

JOBEL Financial, Inc.
BALANCE SHEET
As of June 30, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	2,138.69
Accrued Liabilities		303.00
Total Current Liabilities		2,441.69
LONG-TERM LIABILITIES		
Total Liabilities		2,441.69
STOCKHOLDERS' EQUITY		
Capital Stock, no par value, 2,500 shares authorized, 1,000 shares issued and outstanding		37,030.00
Retained Earnings		80,737.99
Total Stockholders' Equity		117,767.99
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	120,209.68

The footnotes are an integral part of the financial statements.

JOBEL Financial, Inc.

	12 Months Ended June 30, 2011
Revenues	
Commissions Earned	$ 56,618.87
Other Income	4,561.25
Dividend Income	4,185.13
Gain(loss) on security trading	1,653.73
Total Revenues	67,018.98
Operating Expenses	
Employee compensation and ben	13,050.83
Floor brokerage, exchange, and c	6,368.00
Communications and data proces	3,033.33
Occpancy	21,833.78
Other expenses	30,582.69
Total Operating Expenses	74,868.63
Operating Income (Loss)	(7,849.65)
Net Income (Loss)	$ (7,849.65)

The footnotes are an integral part of the financial statements.

JOBEL Financial, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended June 30, 2011
Beginning of Period	$	89,679.00
Plus: Net Income	$	(7,849.65)
Plus: Prior Period Adjustment	$	(1,091.36)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	80,737.99

The footnotes are an integral part of the financial statements.

JOBEL Financial, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended June 30, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(7,849.65)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(1,091.36)
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		(78,278.62)
Accounts Receivable		(579.22)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		381.69
Accrued Liabilities		(1,668.00)
Total Adjustments		(81,235.51)
Net Cash Provided Bv (Used in) Operating Activities		(89,085.16)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(89,085.16)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		94,609.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	5,523.84

The footnotes are an integral part of the financial statements.

JOBEL FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at July 1, 2010	1,000	$ 1,000	$ -	$ -	1,000	$ 37,030	-	$ -	$ 89,679	$ 126,709
Net Income	-	-	-	-	-	-	-	-	(7,850)	(7,850)
Capital Transactions	-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	(1,091)	(1,091)
Balance at June 30, 2011	1,000	$ 1,000	$ -	$ -	1,000	$ 37,030	-	$ -	$ 80,738	$ 117,768

The footnotes are an integral part of the financial statements.

JOBEL FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Jobel Financial Inc. (the Company) was incorporated in the State of Nevada effective August 29, 1986. The Company has adopted a fiscal year ended June 30.

Description of Business

The Company, located in Carson City, NV is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption based on limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are upon receipt of the investment confirmation from the investment company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

JOBEL FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2011

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended June 30, 2011, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The Company concentration are in revenues as the Company provides services related to sales of mutual funds.

Income Taxes

The Net Operating Loss Carryforward is $41,551. The amount is calculated as follows:

Net Operating Loss Carryforward		
1	June 30, 2009	$7,865
2	June 30, 2010	31,430
Total		$41,551

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Computation of Net Capital is calculated using the difference (if any) between the audit report and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

JOBEL FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2011

NOTE C – RELATED PARTY TRANSACTIONS

The Company leases office equipment from Belmont and Joan Reid, stockholders. During the year ended June 30, 2011, the Company paid $13,200.00 under this arrangement. In addition the company owed $52.22 to the stockholders, Belmont and Joan Reid.

NOTE D – SECURITIES

Marketable securities owned consist of investment securities as follows:

Corporate stocks	$107,633.62
Corporate bonds	0
Total	$107,633.62

NOTE F – ACCOUNTS RECEIVABLE

The accounts receivable consists of amounts owed to Belmont and Joan Reid, $52.22, and $7,000 due from various mutual fund company.

NOTE G – ACCOUNTS PAYABLE

The accounts payable is made of an amount of $1,226.69 due to a credit card company and $912 due to an insurance company.

NOTE H – ACCRUED LIABILITIES

The amount of $303.00 consists of payroll liabilities.

NOTE I – LEASES

The company leases office space in the amount of $19,849.90. The Company received $4,561.25 in rental income from a sublease arrangement.

NOTE J – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at June 30, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
June 30, 2011		
Money Market Funds	$72,287.38	$72,287.38
Marketable Securities	35,346.24	35,346.24
Total	$107,633.62	$107,633.62

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments were: dividends, $4,185.13, and capital gains, $1,653.36.

NOTE K – FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
June 30, 2011		
Money Market Funds	$72,287.38	$72,287.38
Marketable Securities	35,346.24	35,346.24
Total	$107,633.62	$107,633.62

NOTE L – MONEY MARKET FUNDS AND MARKETABLE SECURITIES

Cost and fair value of money market funds and marketable securities at June 30, 2011 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
June 30, 2011				
Available for sale:				
Money Market Funds	$72,287.38	0.00	0.00	$72,287.38
Government Securities	34,455.04	0.00	0.00	34,455.04
Gold & Precious Metals Fund	834.00	57.00	0.00	891.00
Totals	$107,633.62	57.00	0.00	$107,633.62

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE M – PRIOR PERIOD ADJUSTMENT

A prior period adjustment of $1.091.36 was made to correct errors on the prior years financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended June 30, 2011

JOBEL Financial, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 117,768.00
Nonallowable assets:		
Securities	0.00	
Accounts receivable – other	7,052.00	(7,052.00)
Other Charges		
Haircuts	3,99128	
Undue Concentration	0.00	(3,991.28)
Net allowable capital		$ 106,724.72

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 163.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 101,724.72

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 2,442.00
Percentage of aggregate indebtedness to net capital	2.29%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of June 30, 2011	$ 111,418.00
Adjustments:	
Change in Equity (Adjustments)	(662.00)
Change in Non-Allowable Assets	(40.00)
Change in Haircuts	(3,991.00)
Change in Undue Concentration	0.00
NCC per Audit	106,725.00
Reconciled Difference	$ (0.00)

JOBEL Financial, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 (k) (1)because of limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at July 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at June 30, 2011	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended June 30, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

August 13, 2011

Board of Directors
JOBEL Financial, Inc.
711 E. Washington Street
Carson City, NV 89701

In planning and performing my audit of the financial statements and supplemental schedules of JOBEL Financial, Inc. for the year ended June 30, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA